Exhibit 99.1

Neptune Expands Existing Offering of Turnkey Solutions in the U.S. to Include Hemp Ingredients

LAVAL, QC, April 15, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce that its Solutions Business has begun offering turnkey product development solutions with hemp-derived ingredients to business customers in the United States. A U.S.-based supply chain of licenced hemp extract producers has been established, and initial purchase orders are now being processed.

Neptune boasts long-standing experience in the management of custom and white label turnkey product development solutions comprising a diverse array of product forms including softgels, liquids, topicals, emulsions, and water-dispersible powders. Branded ingredients and products that have contributed to Neptune's success, such as MaxSimil® and ECSentialsTM formulations, could potentially be used in unique combinations with hemp ingredients, particularly as the U.S. regulatory framework around hemp extracts and cannabidiol (CBD) evolves.

"The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry. Neptune is now offering products and services to American brands that want to create a unique hemp-based portfolio, with products made exclusively in the U.S. for the U.S." said Jim Hamilton, President and CEO of Neptune.

The passage of the 2018 Farm Bill in 2018, and simultaneous acknowledgment by the U.S. Food and Drug Administration (FDA) of the Generally Recognized As Safe (GRAS) status of three hemp seed-derived ingredients, fuelled the already heightened consumer demand for hemp products, and specifically, hemp extracts. Although the U.S. FDA is currently deliberating their approach on how consumer products containing hemp-derived CBD will be regulated, and the United States Department of Agriculture (USDA) is in the process of developing regulations governing the production of hemp in the U.S., numerous companies are initiating product development strategies to meet demand for these products once a clear path to market is provided by the regulatory agencies. Neptune intends to operate its activities in compliance with applicable state and federal U.S. laws.

"Neptune's advantage lies in the strength of its supply chain and its strict quality systems. Our strategic alignments with key hemp providers combined with our scientific and technical expertise allows us to offer U.S. customers a broad array of products and services that will help meet the demands of consumers," Hamilton added.

For more information about Neptune's U.S. products and services portfolio, please write to info@neptunecorp.com.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about Neptune's ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any hemp-based products in the legal hemp market; the evolution of the U.S. regulatory framework at both the state and the federal level; the timing of Neptune's or its partners' anticipated results, including in connection with the likelihood and timing of obtaining any necessary governmental approvals; and the ability or failure of Neptune or its partners to comply with governmental regulations.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Requests: Caroline Lavoie, Neptune Wellness Solutions, 514.781.4501, clavoie@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 15-APR-19